EXHIBIT 11.1
CARRIAGE SERVICES, INC.
COMPUTATION OF PER SHARE EARNINGS
(unaudited and in thousands, except per share data)
     Earnings per share for the three and nine months ended September 30, 2010 and 2011 is calculated based on the weighted average number of common and common equivalent shares outstanding during the periods. The following table sets forth the computation of the basic and diluted earnings per share for the three and nine months ended September 30, 2010 and 2011, in thousands except for earnings per share:

	Three months		Nine months
	ended September 30,		ended September 30,
	2010	2011	2010	2011
Net income	$859	$792	$5,932	$6,679
Net income allocated to non-vested share awards	(36)	(26)	(230)	(291)
Preferred stock dividend	(4)	(5)	(11)	(12)

Undistributed earnings available to common stockholders	$819	$761	$5,691	$6,376

Weighted average number of common shares outstanding for basic EPS computation	17,520	18,414	17,549	18,339
Effect of dilutive securities:
Stock options	206	47	226	42

Weighted average number of common and common equivalent shares outstanding for diluted EPS computation	17,726	18,461	17,775	18,381

Basic earnings per common share:
Undistributed earnings	$0.05	$0.04	$0.33	$0.35
Allocation of earnings to non-vested share awards	—	—	0.01	0.02

Total	$0.05	$0.04	$0.34	$0.37

Diluted earnings per common share:
Undistributed earnings	$0.05	$0.04	$0.32	$0.35
Allocation of earnings to non-vested share awards	—	—	0.01	0.02

Total	$0.05	$0.04	$0.33	$0.37

     Share-based awards that contain nonforfeitable rights to dividends or dividend equivalents, whether paid or unpaid, are participating securities and included in the computation of both basic and diluted earnings per share. Our grants of restricted stock awards to our employees and directors are considered participating securities and we have prepared our earnings per share calculations to include outstanding unvested restricted stock awards in the basic and diluted weighted average shares outstanding calculation.
     Options to purchase 0.4 and 0.6 million shares were not included in the computation of diluted earnings per share for the nine months ended September 30, 2010, because the effect would be antidilutive as the exercise prices exceeded the average market price of the common shares.
     Options to purchase 0.3 million shares were not included in the computation of diluted earnings per share for the nine months ended September 30, 2011, because the effect would be antidilutive as the exercise prices exceeded the average market price of the common shares. Options to purchase shares of our common stock not included in the computation of diluted earnings per share for the three months ended September 30, 2011 were immaterial.
     The convertible junior subordinated debentures, due in 2029, are convertible into 4.4 million shares of common stock and are not included in the computation of diluted earnings per share because the effect would be antidilutive.